FOR IMMEDIATE RELEASE                                                                                                                                                                                                                                 NEWS RELEASE

CANALASKA SAMPLES ADDITIONAL GOLD TO 24.36 g/t
AT POPLAR PROJECT

Vancouver, Canada, May 14th, 2010 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) is pleased to report on new gold mineralization of up to 24.36g/t identified on the Poplar project, located in Northern Saskatchewan.  Channel rock samples collected from mineralized zones during the summer of 2009 have provided new high gold values in addition to other mineralization previously found at Felix Bay of up to to 47.94 g/t gold and 19.7 g/t platinum.

The new target area is in the McIntosh Bay zone of the project, located 12 km SE of the town of Uranium City, and 10 km east of the Goldfields project Box gold mine, newly acquired by Linear Gold (proven and probable gold reserves of 1,030,400 ounces contained within the combined Box and Athona gold deposits).  Immediately to the south-west of the McIntosh Bay area are the historic Nicholson Bay and Fish Hook Bay mines, both past producers of uranium,  nickel, gold, and PGE

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McIntosh Bay 2009 Sampling

Channel sample AM380 (24.36 g/t Au, 0.86 m long), located in a quartz vein in well-foliated graphitic pelite and was being sampled in association with prospecting for the extension of uranium mineralized zones.  Multiple targets were being detailed and sampled by stripping and taking saw-cut channel samples, and the high gold zone was measured where a quartz stringer is associated with the sheared graphitic host rock.  The extent of the mineralized interval is unknown at this time, however, the graphitic schist unit appears to form an arcuate shape over 50 Metres to the north and northwest of the sampled zone.  The adjacent 0.76 m channel sample of mineralized graphitic rock assayed 4.83 g/t gold, providing an overall mineralized interval of 1.62 metres at 13.2 g/t gold.

The McIntosh Bay and the Felix Bay areas, located 8 km to the east, are two significant mineral zones showing high grade precious metal results.  In 2008, grab sampling of the Felix Bay and McIntosh Bay areas located additional showings which assayed high gold, platinum and palladium values.  These earlier values are shown in the two tables below.  Gold values at Felix Bay reached 46.94 g/t, along with 19.7g/t platinum and 20.83 g/t palladium.

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The 2009 sampling program was part of continued reconnaissance by CanAlaska in partnership with Chinese exploration group East Resource Inc. on the Poplar project.  The Company is very pleased to have additional precious metal targets develop in this very accessible project, and is looking forward to continued exploration and sampling.

All of the samples from the Poplar project were submitted to Acme Laboratories Vancouver, an ISO 9001:2000 accredited and qualified Canadian Laboratory, for their Group 4B analysis.  These samples were analysed for uranium and multi-element geochemistry by tri-acid digestion and ICP-MS.  The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the laboratories noted above.  Peter Dasler, M.Sc. P Geo. is the qualified technical person responsible for this news release.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and three optioned uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium". Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$65 million exploring its properties and has delineated multiple uranium targets.

CanAlaska's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Japanese conglomerate Mitsubishi Corporation has provided the Company C$12.6 mil. in exploration funding and holds a 50% ownership interest in the West McArthur Project.  Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd., in which the Korean Consortium presently holds a 40.6% ownership interest.

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211

Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

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